Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Combined Fixed Charges

and Preferred Stock Dividends to Earnings

(In thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings:
Consolidated net loss before income tax	$(83,053)	$(58,522)	$(83,132)	$(53,961)	$(16,420)	$(13,815)	$(14,853)
Loss on equity method investment	5,541	1,193	1,824	—	—	—	—
Fixed charges	7,955	474	978	764	288	609	1,456
Capitalized interest, net of amortization	(831)	(273)	(273)	—	—	—	—

Total earnings	$(70,388)	$(57,128)	$(80,603)	$(53,197)	$(16,132)	$(13,206)	$(13,397)

Fixed charges:
Interest expense	$6,473	$364	$834	$642	$228	$549	$1,396
Debt fees	541	—	—	13	—	—	—
Debt discount	941	110	144	109	60	60	60

Total fixed charges	$7,955	$474	$978	$764	$288	$609	$1,456

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—

Deficiency of Earnings Available to Cover Fixed Charges	$(78,343)	$(57,602)	$(81,581)	$(53,961)	$(16,420)	$(13,815)	$(14,853)